

December 29, 2014

<u>Via E-mail</u>
Eugene Shnayderman
Chief Accounting Officer and Controller
Getty Realty Corp.
Two Jericho Plaza, Suite 110
Jericho, New York 11753

      Re: Getty Realty Corp.
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed March 17, 2014
            File No. 001-13777

Dear Mr. Shnayderman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 5</u>

<u>Company Operations, page 5</u>

1.   We note that the majority of your leases are triple-net leases. In future Exchange Act periodic reports, please provide disclosure regarding how you monitor the credit quality of your tenants.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

2.   In future Exchange Act periodic reports, please provide disclosure that addresses period to period changes in same store performance, addressing the relative impact of occupancy and rental rate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief